UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69987

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**
MM/DD/YY · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GLMX Technologies, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

330 Seventh Avenue, Floor 17
(No. and Street)

New York **NY** **10001**
(City) · (State) · (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Lahoud **929 445-6905** **michael@glmx.com**
(Name) · (Area Code – Telephone Number) · (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reynolds + Rowella, LLP
(Name – if individual, state last, first, and middle name)

51 Locust Avenue. Suite 305 **New Canaan** **CT** **06840**
(Address) · (City) · (State) · (Zip Code)

04/23/2009 **3448**
(Date of Registration with PCAOB)(if applicable) · (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Lahoud _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLMX Technologies, LLC _____, as of 12/31 _____, 2022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.







Signature:

Title: CFO/FinOp

Notary Public

2/24/23

This filing contains (check all applicable boxes):**

- ▪ (a) Statement of financial condition.
- ▪ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▪ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▪ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GLMX Technologies, LLC

Financial Statement
December 31, 2022

GLMX Technologies, LLC
Index
December 31, 2022

<table>
<tr><td></td><td align="right">**Page(s)**</td></tr>
<tr><td>Report of Independent Registered Public Accounting Firm</td><td align="right">1</td></tr>
<tr><td>**Financial Statements:**</td><td></td></tr>
<tr><td>Statement of Financial Condition</td><td align="right">2</td></tr>
<tr><td>Notes to Financial Statements</td><td align="right">3-6</td></tr>
</table>



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
of GLMX Technologies, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLMX Technologies, LLC (the "Company")
as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion,
the financial statement presents fairly, in all material respects, the financial position of GLMX Technologies, LLC as
of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with
the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with
respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations
of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and
perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and
disclosures in the financial statement. Our audit also included evaluating the accounting principles used and
significant estimates made by management, as well as evaluating the overall presentation of the financial statement.
We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

We have served as GLMX Technologies, LLC.'s auditor since 2018.

New Canaan, CT
February 24, 2023

90 Grove Street | Ridgefield, CT 06877 | 203 438 8161 f 203 431 3570

51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191

reynoldsrowella.com

GLMX Technologies, LLC
Statement of Financial Condition
As of December 31, 2022

Assets

Cash and cash equivalents	$	617,675
Accounts receivable		3,109,229
Prepaid expenses and other assets		30,930
Total Assets	**$**	**3,757,834**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	72,719
Deferred revenue		6,399
Due to affiliates		111,843
Total Liabilities		190,961
Member's Equity		3,566,873
Total Liabilities and Member's Equity	**$**	**3,757,834**

See accompanying notes to financial statement.

1. Organization and Business

GLMX Technologies, LLC (the "Company"), a Delaware Limited Liability Company is wholly owned by Global Liquid Markets, LLC (the "Member"). On April 16, 2018, the Company received approval to become a broker dealer and as such is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an Alternative Trading System ("ATS") for negotiation of Securities Financing Transactions.

The Company provides an intuitive, comprehensive, integrated global money trading solution for institutional participants. It operates a leading electronic trading platform ("Platform") that enables fixed income market participants to trade Securities Financing Transactions. The request for quote ("RFQ") based buy-side-to-dealer trading platform has been expressly built to enhance the relationship between buy-side and sell-side counterparties, and addresses the need for a more efficient trading infrastructure, particularly in light of increasing reporting requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximates the fair value due to the short-term nature of these instruments.

Risk and Uncertainties
The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include but are not limited to: current economic conditions; increasing competition; industry risk; personnel risk; and the regulatory environment. The Company's future results would also be affected by its ability to retain new customers in addition to customer trading volumes. The Company is also subject to cyber security risks that could potentially affect the operational performance of the platform. Management believes that policies and procedures are in place to protect communications and mitigate the risk of unauthorized access to systems and data.

GLMX Technologies, LLC
Notes to Financial Statement
December 31, 2022

The Company can be a party to lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage to reduce its risk of loss. The Company accrues for loss contingencies when the matter becomes known, is deemed to be a probable loss and estimable. As of December 31, 2022, no accrual for loss contingencies was deemed necessary.

Concentration of Credit Risk
The Company maintains cash in bank accounts with one financial institution, which at times, exceeds the established limit insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Concentration of credit risk is also evident as the top four customers have generated 42% of the total revenue for 2022, and represent 35% of the Accounts Receivable balance as of December 31, 2022.

Income Taxes
The Company is a single member LLC, whose member is a limited liability company that has elected to be treated as a partnership for federal income tax purposes. As such, all taxable income of the Company is passed through to its member and no provision for U.S federal or state income taxes has been recorded by the Company as of and for the year ended December 31, 2022 and management believes the Company has taken no uncertain tax positions that require recognition or disclosure. The Company is responsible for New York City income taxes. The Company's 2019 through 2022 tax returns are subject to examination by federal, state, and local tax authorities.

As of December 31, 2022, the Company had a deferred tax asset of $420,654 relating to a local jurisdiction. Management has recorded a full valuation allowance against the deferred tax asset.

Deferred Revenue
Customers with fixed fee are generally billed quarterly, and revenues are recognized over the invoiced period. The Company records deferred revenues when the cash is received, or the payment is due, whichever is earlier. The recognized revenue and remaining deferred revenue balances are shown below:

Deferred revenue balance - December 31, 2021	$ 325,893
Amounts invoiced in advance of services performed during the period	1,210,091
Revenue recognized for services performed during the period	(1,531,241)
Effects of currency translation on deferred revenue	1,656
Deferred revenue balance - December 31, 2022	$ 6,399

Allowance for Doubtful Accounts
The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") to determine its allowance for doubtful accounts.

All accounts receivable balances have contractual maturities of less than one year and are derived from transaction fees from using the Platform. Management determines the allowance for doubtful accounts by regularly evaluating individual customer balances, considering the

4

customer's financial condition, credit history and potential effect of current economic conditions. Management does not believe that an allowance for doubtful accounts is necessary as of December 31, 2022.

Leases

The Company applies Accounting Standards Update ("ASU") 2016-02, Leases and ASU 2018-20, Codification Improvements to Leases collectively ("Topic 842"). The Company performed an internal review of its active agreements including its expense sharing agreement with its affiliate. The expense sharing agreement does not convey the right to control the use of the specific space as the space utilized by the Company is leased, and also shared with the Company's affiliates. The space is at any time subject to substitution at the sole discretion of the parent and affiliate. Since the Company cannot reasonably identify the underlying asset and does not exercise control over the asset, it is the Company's position that rent allocated to the Company pursuant to the expense sharing agreement does not constitute a lease within the scope of Topic 842.

3. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2022, the Company had net capital of $426,714 which exceeded its minimum requirement by $413,983. At December 31, 2022, the Company's ratio of aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.45 to 1.0.

4. 17 C.F.R. Exemption

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in the operation of an Alternative Trading System ("ATS") for negotiation of Securities Financing Transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

5. Related Party Transactions

Pursuant to an expense sharing agreement, the Company's affiliate, GLMX, LLC (the "Affiliate") pays costs on behalf of the Company. The Affiliate is compensated for these costs, including personnel, professional services, occupancy, travel and other general and administrative services. The total amount incurred by the Company under this agreement was $3,780,087 for the year ended December 31, 2022. A total of $3,740,279 was paid to the Affiliate during the year ended December 31, 2022. As of December 31, 2022, $41,743 was due to the Affiliate and is included in due to affiliates in the statement of financial condition.

The Company uses the Platform developed by the Affiliate. In September, 2019, the Company entered into a licensing agreement with the Affiliate effective January 1, 2020. The Company pays the Affiliate for the right to use and promote the Platform which enables the subscribers to negotiate Securities Financing Transactions. The total amount incurred by the Company under this agreement was $2,393,771 for the year ended December 31, 2022. A total of $2,386,903 was paid to the Affiliate during the year ended December 31, 2022. As of December 31, 2022, $4,186 was due to the Affiliate and is included in due to affiliates in the statement of financial condition.

The Company has also entered into a service level agreement with another affiliate, GLMX Europe Ltd. ("GLMX Europe") in September 2019 effective January 1, 2020. The Company pays GLMX Europe to promote the Platform to potential subscribers in the United Kingdom ("UK") and Europe to enable potential subscribers to enter into a subscription agreement with the Company, and provide customer support in the UK and Europe. The total amount incurred by the Company under this agreement was $2,474,435 for the year ended December 31, 2022. A total of $2,418,864 was paid to GLMX Europe during the year ended December 31, 2022. As of December 31, 2022, $65,914 was due to GLMX Europe relating to this agreement and is included in due to affiliates in the statement of financial condition.

On February 14, 2023, the Company received a financial support letter from the Member stating the Member would provide financial support to the Company through April 30, 2023 sufficient for the Company to meet its financial obligations and maintain its minimum regulatory capital requirements.

6. Subsequent Events

The Company has evaluated subsequent events through February 24, 2023, the date the financial statements were available to be issued. There were no subsequent events identified by the Company that require adjustments to or disclosure in the financial statements.